150101

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Filed in the office of	Document Number
	20100611587-61
Ross Miller	Filing Date and Time
Secretary of State	08/16/2010 12:51 PM
State of Nevada	Entity Number C1115-2005

Certificate of Designation

(PURSUANT TO NRS 78.1955)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Designation For Nevada Profit Corporations (Pursuant to NRS 78.1955)

1. Name of corporation:

Jinhao Motor Company

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

A Series of Preferred Stock to be designated "Series A Redeemable Convertible Preferred Stock", which series will consist of 7,000,000 shares of the Preferred Stock, par value $0.001 per share, of the corporation and have the voting powers, designations, preferences and the qualifications, limitations and restrictions that are set forth in Exhibit A attached hereto and incorporated herein.

3. Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

4. Signature: (required)

X

Signature of Officer

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

EXHIBIT A

CERTIFICATE OF DESIGNATION

OF

SERIES A REDEEMABLE CONVERTIBLE PREFERRED STOCK

OF

JINHAO MOTOR COMPANY

1. **Designation.** The designation of the series of preferred stock created hereby shall be "Series A Redeemable Convertible Preferred Stock" (the "**Series A Preferred Stock**") and the number of shares constituting the Series A Preferred Stock shall be 7,000,000 shares, par value US$0.001 per share.

2. **Definitions**. In addition to the terms defined elsewhere in this Certificate of Designation, capitalized terms that are not otherwise defined herein have the meanings given to such terms in the applicable Securities Purchase Agreement (the "**Securities Purchase Agreement**") dated as of August 5, 2010 by and among the Company and certain other parties thereto.

3. **Liquidation Preference**.

(a) Liquidation Preferences. Upon the occurrence of any Liquidation Event (as defined below):

(i) Before any distribution or payment shall be made to the holders of any the Company's common stock, par value US$0.001 per share (the "**Common Stock**"), and to any other class or series of stock issued by the Company not designated as ranking senior to or *pari passu with* the Series A Preferred Stock in respect of the right to participate in distributions or payments upon a Liquidation Event ("**Junior Stock**"), each holder of Series A Preferred Stock shall be entitled to receive, on a pari passu basis, an amount equal to the sum of (A) 100% of the Original Issue Price (proportionally adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations or mergers), (B) interest accrued daily on the Original Issue Price at the rate of 15% per annum compounded annually from the date of issuance of the relevant Series A Preferred Stock up to and including date of the payment of the liquidation preference under this Section 3, and (C) plus accrued and/or declared and undistributed dividends and other distributions (proportionally adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations or mergers) per share of Series A Preferred Stock then held by such holder in preference to the holders of Junior Stock. "**Original Issue Price**" means US$4.37496, which is the per share purchase price of Series A Preferred Stock. If, upon any such liquidation, distribution, or winding up, the assets of the Company shall be insufficient to make payment of the foregoing amounts in full on all shares of Series A Preferred Stock, then such assets shall be distributed solely among the holders of Series A Preferred Stock, ratably in proportion to the full amounts to which they would otherwise be respectively entitled thereon.

(ii) After distribution or payment in full of the amount distributable or payable on the Series A Preferred Stock pursuant to Section 3(a)(i), any remaining assets of the Company available for distribution to its shareholders shall be distributed ratably among the holders of outstanding Junior Stock and the holders of Series A Preferred Stock on an as-converted basis.

(b) Liquidation Event. Each of the following events shall be treated a "**Liquidation Event**" under this Section 3:

(i) any liquidation, winding-up, or dissolution of any Company Entity, whether voluntary or involuntary;

(ii) any consolidation, amalgamation or merger of any Company Entity or shareholders of such Company Entity with or into any Person, or any other corporate reorganization, including a sale or acquisition of share capital of such Company Entity, in which the shareholders of such Company Entity immediately before such transaction own less than 50% of the voting power of the surviving entity immediately after such transaction, except for a sale or acquisition of share capital of SFJV pursuant to a VIE arrangement contemplated under the Securities Purchase Agreement; or

(iii) a sale of all or substantially all of the assets of any Company Entity to a third party or license of all or substantially all intellectual property of any Company Entity to a third party.

4. Redemption.

(a) Right to Redemption. (i) Upon the occurrence of any Redemption Event (as defined below), or (ii) any time on or after the first (1st) anniversary of the Closing Date (regardless of if a Redemption Event has occurred), any holder of Series A Preferred Stock may, require that the Company redeem all or a portion of the Series A Preferred Stock then held by such holder, in accordance with the following terms. In the event that that a holder of the then outstanding Series A Preferred Stock is entitled to require the Company to redeem all or a portion of its outstanding Series A Preferred Stock and such holder (the "**Requesting Holder**") decides to require the Company to redeem all or a portion of its outstanding Series A Preferred Stock, the Requesting Holder shall give a notice (the "**Redemption Notice**") to the Company of its intention. The Company shall promptly, and in any event within ten (10) Business Days from the receipt of the Redemption Notice, forward a copy of the Redemption Notice to each holder of record of Series A Preferred Stock, at the address last shown on the records of the Company for such holder(s). The Redemption Notice shall state (i) the number of shares of Series A Preferred Stock requested to be redeemed and (ii) the date on which the requested redemption shall be made by the Company (the "**Redemption Date**") which shall be a date not less than thirty (30) Business Days from the date of the Redemption Notice. Within fifteen (15) Business Days after the receipt of the Redemption Notice by the other holders of Series A Preferred Stock, each of the other holders of Series A Preferred Stock may exercise its right to require the Company to redeem all or a portion of its Series A Preferred Stock on the Redemption Date by notifying the Company and each other holder of Series A Preferred Stock (including the Requesting Holder) in writing of its intention, setting forth the number of shares of Series A Preferred Stock it requests to be redeemed on the Redemption Date, but any failure or refusal by another holder to exercise its right within such fifteen (15) Business Day period shall not be deemed a waiver by such holder nor prejudice any right of such holder to require the Company to redeem all or a portion of its Series A Preferred Stock at a later date. Any payment of the Redemption Price (as defined

below) shall be made by the Company to all holders whose Series A Preferred Stock are to be redeemed on the same Redemption Date (collectively, the "**Redeeming Holders**" and each, a "**Redeeming Holder**") pro rata based on the Total Redemption Amount due to each Redeeming Holder in proportion to the aggregate Total Redemption Amount payable by the Company.

(b) Company's Redemption Rights. At any time on or after less than 10% of the originally issued shares of Series A Preferred Stock shall remain outstanding, the Company may, at the option of the Company, redeem all shares of Series A Preferred Stock then outstanding at a price equal to Redemption Price (as defined below).

(c) Redemption Price. The redemption price (the "**Redemption Price**") for each share of Series A Preferred Stock redeemed pursuant to this Section 4 shall be the sum of (A) 100% of the Original Issue Price (proportionally adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations or mergers), (B) interest accrued daily on the Original Issue Price at the rate of 15% (or 25% with respect to the occurrence of a Redemption Event set forth in Section 4(d)(vii) only) per annum compounded annually from the date of issuance of the relevant Series A Preferred Stock up to and including the Redemption Date, and (C) plus accrued and/or declared and undistributed dividends and other distributions (proportionally adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations or mergers).

(d) Each of the following events shall be treated a "**Redemption Event**" under this Section 4:

(i) any liquidation, winding-up, or dissolution of any Company Entity, whether voluntary or involuntary;

(ii) any consolidation, amalgamation or merger of any Company Entity or shareholders of such Company Entity with or into any Person, or any other corporate reorganization, including a sale or acquisition of share capital of such Company Entity, in which the shareholders of such Company Entity immediately before such transaction own less than 50% of the voting power of the surviving entity immediately after such transaction except for a sale or acquisition of share capital of SFJV pursuant to a VIE arrangement contemplated under the Securities Purchase Agreement;

(iii) a sale of all or substantially all of the assets of any Company Entity to a third party or license of all or substantially all intellectual property of any Company Entity to a third party;

(iv) any failure by the Company to pay dividends to the holders of Series A Preferred Stock in accordance with Section 5 below;

(v) any breach by any Company Entity or the Founder of their respective obligations under Sections 7 and 8 of the Investors' Rights Agreement or Section 4.8 of the Securities Purchase Agreement;

(vi) any material inaccuracy of any representations and warranties set forth in Section 3 of the Securities Purchase Agreement; or

(vii) if the Company chooses not to complete a Qualified IPO after recommendation by any investment bank and a financial adviser engaged by the Company (if any), that a Qualified IPO can be effected.

5. **Dividends**.

(a) The holders of shares of the Series A Preferred Stock shall be entitled to receive and the Company shall pay dividends at the annual rate of 7% on the Original Issue Price. In addition to the foregoing, the holders of the Series A Preferred Stock shall also be entitled to receive and the Company shall pay dividends paid or declared in respect of Company's Common Stock (calculated on an as-converted basis).

(b) Such dividends shall be payable semi-annually on June 30 and December 31 each year beginning with the first such date after Original Issue Date ("**Dividend Payment Date**") in cash and if such Dividend Payment Date is not a Business Day.

(c) So long as any Series A Preferred Stock shall remain outstanding, the Company shall not directly or indirectly pay or declare any dividend or make any distribution (other than a dividend or distribution described in Section 5 or dividends due and paid in the ordinary course on preferred stock of the Company at such times when the Company is in compliance with its payment and other obligations hereunder) upon, nor shall any distribution be made in respect of, any Junior Stock so long as any dividends due on the Series A Preferred Stock remain unpaid, nor shall any monies be set aside for or applied to the purchase or redemption (through a sinking fund or otherwise) of any Junior Stock or shares *pari passu* with the Series A Preferred Stock.

(d) Each fractional share of Series A Preferred Stock outstanding shall be entitled to a ratably proportionate amount of any dividends or other distributions made with respect to each outstanding share of Series A Preferred Stock, and all such distributions shall be payable in the same manner and at the same time as distributions on each outstanding share of Series A Preferred Stock.

6. **Conversion**. The holders of Series A Preferred Stock shall have the following conversion rights (the "**Conversion Rights**"):

(a) Optional Conversion. Subject to and in compliance with this Section 6, at any time on or after the issuance of the Series A Preferred Stock, each share of Series A Preferred Stock may be converted, at the option of the holder into fully paid, nonassessable shares of Common Stock at a conversion rate (the "**Optional Conversion Rate**") calculated by dividing the Original Issuance Price per share by the Conversion Price (as defined below) per share (a "**Conversion**"). The "**Conversion Price**" means US$4.37496 per share, initially, which may be adjusted from time to time pursuant to Section 7. Any holder of Series A Preferred Stock may, at such holder's option, elect to convert all or any portion of the shares of Series A Preferred Stock held by such person into a number of fully paid and nonassessable shares of Common Stock. In the event of a Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any amounts distributable on such Liquidation Event to the holders of Series A Preferred Stock.

(b) Mandatory Conversion of Series A Preferred Stock.

(i) (1) Upon the closing of a Qualified IPO, (y) each share of Series A Preferred Stock shall automatically be converted into the number of shares of Common Stock into which such shares of Series A Preferred Stock would be converted immediately prior to the closing of such Qualified IPO, and (z) the holders of the Series A Preferred Stock shall have option to offer and sell in such Qualified IPO at least 50% of the Common Stock that would be received upon such Forced Conversion pursuant to subparagraph (iv) below.

(2) In the event that the market capitalization of the Company becomes and continues, for at least 20 consecutive Qualified Trading Days, to be at least US$400,000,000 and the average daily trading volume during each of such 20 Qualified Trading Days exceeds 100,000 shares, each share of Series A Preferred Stock shall automatically be converted into the number of shares of Common Stock into which such shares of Series A Preferred Stock would be converted. The conversion of shares of Series A Preferred Stock into shares of Common Stock pursuant to the immediate preceding sentence shall be referred to as a "**Market Forced Conversion**" in this Certificate.

For purpose of this Certificate, the term "**Qualified IPO**" shall mean the sale by the Company of shares of the Common Stock in a registered public offering on a Qualified Trading Market in which the Company sells shares of its stock, based on a post-money valuation of no less than US$400,000,000; the term "**Qualified Trading Day**" means a day on which the Common Stock is traded on a Qualified Trading Market; the term "**Qualified Trading Market**" means whichever of the New York Stock Exchange, the NASDAQ Global Select Market, the NASDAQ Global Market or, the NASDAQ Capital Market); Market Forced Conversion, collectively with a conversion upon the closing of a Qualified IPO, shall be referred to herein as the "**Forced Conversion**" and the date when each share of Series A Preferred Stock is automatically converted into shares of Common Stock through a Forced Conversion shall be referred to herein as a "**Forced Conversion Date.**"

No fractional shares of Common Stock or scrip shall be issued upon conversion of shares of Series A Preferred Stock. In lieu of any fractional share to which the holder would otherwise be entitled but for the provisions of this Section 6(b), based on the number of shares of Series A Preferred Stock held by such holder, the Company shall issue a number of shares to such holder rounded up to the nearest whole number of shares of Common Stock. The number of shares issuable upon conversion shall be determined on the basis of the total number of shares of Series A Preferred Stock the holder is at the time converting into Common Stock and the number of shares of Common Stock issuable upon such aggregate conversion. No cash shall be paid to any holder of Series A Preferred Stock by the Company upon conversion of Series A Preferred Stock by such holder.

(ii) To the extent permitted by law, the Company shall give to each holder of record of Series A Preferred Stock written notice of Forced Conversion at least ten (10) Business Days prior to the Forced Conversion Date, setting forth therein: (v) the conversion rate (the "**Forced Conversion Rate,**" and together with the Optional Conversion Rate, the "**Conversion Rate**") to be applied in effecting the automatic conversion on the Forced Conversion Date, which shall be calculated by dividing the Original Issuance Price per share by the Conversion Price, which amount shall be adjusted in accordance with Section 6 in the same manner and to the same extent as any adjustments to the Conversion Price which shall have been effected between the original issuance of the Series A Preferred Stock and the Forced Conversion Date; (w) the number of shares of Common Stock into which such holder's shares of Series A Preferred Stock are to be converted based on such Forced Conversion Rate; (x) that the conversion is to be effective on the Forced Conversion Date; (y) the address of the place or places

at which the certificate or certificates representing such holder's shares of Series A Preferred Stock are to be surrendered; and (z) whether the certificate or certificates to be surrendered are required to be endorsed for transfer or accompanied by a duly executed stock power or other appropriate instrument of assignment and, if so, the form of such endorsement or power or other instrument of assignment. Such notice shall be sent by first class mail, postage prepaid, to each holder of record of Series A Preferred Stock at such holder's address as it appears on the records of the stock transfer agent for the Series A Preferred Stock, if any, or, if none, of the Company. On or before the Forced Conversion Date, each holder of Series A Preferred Stock shall surrender the certificate or certificates representing all such holder's shares, duly endorsed for transfer or accompanied by a duly executed stock power or other instrument of assignment, if the notice so provides, to the Company at any place set forth in such notice or, if no such place is so set forth, at the principal executive offices of the Company. As soon as practicable after the Forced Conversion Date and the surrender of the certificate or certificates representing shares of Series A Preferred Stock, the Company shall issue and deliver to each such holder, or its nominee, at such holder's address as it appears on the records of the stock transfer agent for the Series A Preferred Stock, if any, or, if none, of the Company a certificate or certificates for the number of whole shares of Common Stock issuable upon such conversion in accordance with the provisions hereof.

(iii) All outstanding shares of Series A Preferred Stock shall, on the Forced Conversion Date, be converted into Common Stock for all purposes, notwithstanding the failure of any holder or holders thereof to surrender any certificate representing such shares on or prior to such date. On and after the Forced Conversion Date, (w) no share of Series A Preferred Stock shall be deemed to be outstanding or be transferable on the books of the Company or the stock transfer agent, if any, for the Series A Preferred Stock, and (x) each holder of Series A Preferred Stock, as such, shall not be entitled to receive any dividends or other distributions, to receive notices or to vote such shares or to exercise or to enjoy any other powers, preferences or rights in respect thereof, other than (y) the right, upon surrender of the certificate or certificates representing such shares, to receive a certificate or certificates for the number of shares of Common Stock into which such shares shall have been converted, and (z) all dividends accrued and unpaid with respect to such Series A Preferred Stock accrued up to and including the Forced Conversion Date. On the Forced Conversion Date, all such shares shall be retired and canceled and shall not be reissued.

(iv) In the event of a Forced Conversion upon a Qualified IPO, such a holder of Series A Preferred Stock shall be given the opportunity to sell, as a selling stockholder in a Qualified IPO, up to 50% of shares of Common Stock issued to such holder upon conversion of the Series A Preferred Stock in such Qualified IPO, having first priority over any other sellers in such offering (other than other holders of Series A Preferred Stock), provided that such shares not sold in the Qualified IPO shall be subject to a customary underwriter's lock-up period of up to 90 days following the consummation of the Qualified IPO. Such holder agrees to provide such information, and execute and timely deliver any and all documentation, reasonably requested by the Company or the lead underwriter for the Qualified IPO.

(c) Limitation on Number of Shares Issuable. If the Conversion Price on the date of the Securities Purchase Agreement is less than the closing price of the Common Stock on the Trading Market on the Trading Day immediately prior to the Closing Date defined in such Securities Purchase Agreement, then, prior to the 20th day following the mailing by the Company to its shareholders of a Definitive Information Statement on Schedule 14C relating to shareholder approval of the transactions pursuant to which the Series A Convertible Stock was issued, the

Company may not issue upon conversion of the Series A Preferred Stock, a number of shares of Common Stock, which, when, aggregated with any shares of Common Stock issued prior to such Conversion Date (A) upon conversion of the Series A Preferred Stock and (B) upon exercise of those certain warrants issued pursuant to that certain Securities Purchase Agreement, would exceed 19.999% of the number of shares of Common Stock outstanding on the Trading Day immediately preceding the Original Issue Date (calculated as 9,599,607 as of the Closing Date) (the "**Maximum Aggregate Share Amount**"). Each holder of a share of Series A Preferred Stock shall be entitled to a portion of the Maximum Aggregate Share Amount equal to the quotient obtained by dividing (x) such the number of shares of Series A Preferred Stock initially purchased by such holder by (y) the aggregate number of shares purchased by all holders.

(d) Mechanics of Conversion. The Conversion of Series A Preferred Stock shall be conducted in the following manner:

(i) Holder's Delivery Requirements. To convert Series A Preferred Stock into full shares of Common Stock on any date (a "**Conversion Date**"), the holder thereof shall (A) transmit by facsimile (or otherwise deliver), for receipt on or prior to 5:00 p.m., New York time on such date, a copy of a completed and fully executed notice of conversion in the form attached hereto as Exhibit I (the "**Conversion Notice**"), to the Company at Jinhao Motor Company, Dawang Industrial Park, Zhaoqing Hi-Tech Exploit Area, Guangdong Province, PRC, Attention: Chief Executive Officer, Attention: Chief Executive Officer and (B) surrender to the Company or its Transfer Agent (as defined below) as soon as practicable following such Conversion Date the original certificates representing the shares of Series A Preferred Stock being converted (or an indemnification undertaking with respect to such shares in the case of their loss, theft or destruction) (the "**Preferred Stock Certificates**") and the originally executed Conversion Notice.

(ii) Company's Response. Upon receipt by the Company of a facsimile copy of a Conversion Notice, the Company shall send, via facsimile, a confirmation of receipt of such Conversion Notice to such holder. The Company or its designated transfer agent (the "**Transfer Agent**"), as applicable, shall, within three (3) Trading Days following the date of such receipt, issue and deliver to the holder one or more certificates in the name of the holder or its designees representing the number of shares of Common Stock to which the holder shall be entitled.

(iii) Converted Common Stock Held in Book-Entry Form. If the holder specifies in the Conversion Notice that instead of receiving certificates representing Common Stock as described above in this Section 6(c), the Holder prefers to receive the shares due of Common Stock upon conversion in book-entry form, then instead of issuing such certificates, the Company or the Transfer Agent shall issue and deliver to the Depository Trust Company ("**DTC**") account on the holder's behalf, via the Deposit Withdrawal Agent Commission System ("**DWAC**"), registered in the name of the holder or its designee, the number of shares of Common Stock to which the holder shall be entitled, according to instructions received in or with the Conversion Notice. Notwithstanding the foregoing, the Company or its Transfer Agent shall only be obligated to issue and deliver shares to DTC on a holder's behalf via DWAC if a registration statement providing for the resale of the shares of Common Stock issuable upon conversion of the Series A Preferred Stock (a "**Registration Statement**") is then effective.

If the number of shares of Series A Preferred Stock represented by the Preferred Stock Certificate(s) submitted by a holder for conversion is greater than the number of shares of Series A Preferred Stock being converted, then the Company shall, as soon as practicable and in no event later than ten (10) Trading Days after receipt of the Preferred Stock Certificate(s) and at the Company's expense, issue and deliver to the holder a new Preferred Stock Certificate representing the number of shares of Series A Preferred Stock not converted.

(iv) Dispute Resolution. In the case of a dispute as to the arithmetic calculation of the number of shares of Common Stock to be issued upon conversion, the Company shall cause its Transfer Agent to promptly issue to the holder the number of shares of Common Stock that is not disputed and shall submit the arithmetic calculations to the holder via facsimile as soon as possible, but in no event later than four (4) Business Days after the Company's receipt of such holder's originally executed Conversion Notice. If such holder and the Company are unable to agree upon the arithmetic calculation of the number of shares of Common Stock to be issued upon such conversion within one (1) Business Day of such disputed arithmetic calculation being submitted to the holder, then the Company shall within one (1) Business Day submit via facsimile the disputed arithmetic calculation of the number of shares of Common Stock to be issued upon such conversion to the Company's independent, outside accountant mutually accepted in writing by such holder and the Company. The Company shall cause such accountant to perform the calculations and notify the Company and the holder of the results no later than three (3) Business Days from the time the accountant received the disputed calculations. Such accountant's calculation shall be binding upon all parties absent manifest error. The reasonable expenses of such accountant in making such determination shall be paid by the Company, in the event the holder's calculation was correct, or by the holder, in the event the Company's calculation was correct, or equally by the Company and the holder in the event that neither the Company's or the holder's calculation was correct. The period of time in which the Company is required to effect conversions or redemptions under this Certificate of Designation shall be tolled with respect to the subject conversion or redemption pending resolution of any dispute by the Company made in good faith and in accordance with this Section 6(d)(iv).

(v) Record Holder. The person or persons entitled to receive the shares of Common Stock issuable upon a conversion of the Series A Preferred Stock shall be treated for all purposes as the record holder or holders of such shares of Common Stock on the Conversion Date.

(vi) Buy-In Rights. In addition to any other rights available to the holders of Series A Preferred Stock, if the Company fails to issue to a holder, on or before the Delivery Date and in accordance with Section 6(c) hereof, the shares of Common Stock issuable upon conversion of the Series A Preferred Stock to which such holder is entitled, and if after such date the holder is required by its broker to purchase (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by the holder of the shares of Common Stock issuable upon conversion of Series A Preferred Stock which the holder anticipated receiving upon such conversion (a "**Buy-In**"), then the Company shall either (1) pay in cash to the holder the amount by which (x) the holder's total purchase price (including brokerage commissions, if any) for the shares of Common Stock so purchased exceeds (y) the amount obtained by multiplying (A) the number of shares of Common Stock issuable upon conversion of Series A Preferred Stock that the Company was required to deliver to the holder in connection with the conversion at issue by (B) the price at which the sell order giving rise to such

purchase obligation was executed, at which point the Company's obligation to issue such shares of Common Stock being converted shall terminate, or (2) either reinstate the shares of Series A Preferred Stock and equivalent number of shares of Common Stock for which such conversion was not honored or deliver to the holder the number of shares of Common Stock that would have been issued had the Company timely complied with its conversion and delivery obligations hereunder. For example, if the holder purchases Common Stock having a total purchase price of US$11,000 (including brokerage commissions, if any) to cover a Buy-In with respect to an attempted conversion of shares of Common Stock with an aggregate sale price giving rise to such purchase obligation of US$10,000, under clause (1) of the immediately preceding sentence, the Company may choose to pay to the holder US$1,000, at which point the Company's obligation to issue such shares of Common Stock being converted shall terminate. The holder shall provide the Company written notice indicating the amounts payable to the holder in respect of the Buy-In, together with applicable confirmations and other evidence reasonably requested by the Company. Nothing herein shall limit a holder's right to pursue any other remedies available to it hereunder, at law or in equity, including, without limitation, (i) a decree of specific performance and/or injunctive relief with respect to the Company's failure to timely deliver certificates representing shares of Common Stock upon conversion of the Series A Preferred Stock as required pursuant to the terms hereof and (ii) damages resulting from the Company's failure to timely deliver certificates representing shares of Common Stock upon conversion of the Series A Preferred Stock as required pursuant to the terms hereof.

7. **Adjustments to Conversion Price, Conversion Rate and Certain Other Adjustments**. The Conversion Rate for the number of shares of Common Stock into which the Series A Preferred Stock shall be converted shall be subject to adjustment from time to time as hereinafter set forth, notice of which shall be promptly provided to the Series A Preferred Stock holders:

(a) Adjustments for Stock Dividends, Subdivisions and Stock Splits. If, prior to or on Conversion Date, the number of outstanding shares of Common Stock is increased by a stock dividend payable in shares of Common Stock or any right to acquire Common Stock or by a stock split, subdivision or recapitalization of shares of Common Stock or other similar event, then, immediately prior to the effective time, the Conversion Rate will be adjusted so that the number of shares of Common Stock issuable on such Conversion of the Series A Preferred Stock shall be increased in proportion to such increase in outstanding shares of Common Stock.

(b) Adjustments for Stock Combinations and Consolidations. If prior to or on the Conversion Date, the number of outstanding shares of Common Stock is decreased by a consolidation, combination or reclassification of shares of Common Stock or other similar event, then, immediately prior to the effective time, the number of shares of Common Stock issuable on Conversion of the Series A Preferred Stock shall be decreased in proportion to such decrease in outstanding shares of Common Stock.

(c) Mergers or Consolidations. If at any time or from time to time prior to the Conversion Date there is a merger, consolidation or similar capital reorganization of the Common Stock (other than a recapitalization, subdivision, combination, reclassification, exchange or substitution of shares provided for in Section 7(a) or 7(b) above) (each a "**Reorganization**"), then as a part of such Reorganization, provision shall be made so that each holder of outstanding Series A Preferred Stock at the time of such Reorganization shall thereafter be entitled to receive, upon conversion of the Series A Preferred Stock in lieu of the Common Stock immediately theretofor acquirable upon conversion of the Series A Preferred Stock, the number of shares of stock or other securities or property of the Company to which a holder of the

number of shares of Common Stock deliverable upon conversion of such holder's Series A Preferred Stock would be entitled on such Reorganization, subject to adjustment in respect of such stock or securities by the terms thereof. In any such case, the resulting or surviving corporation (if not the Company) shall expressly assume the obligations to deliver, upon the exercise of the Conversion Rights, such securities or property as the holders of Series A Preferred Stock remaining outstanding (or of other convertible preferred stock received by such holders in place thereof) shall be entitled to receive pursuant to the provisions hereof, and to make provisions for the protection of the conversion rights as provided above. If this Section 7(c) applies to a Reorganization, Section 7(a) or 7(b) shall not apply to such Reorganization.

(d) Successive Changes. The provisions of this Section shall similarly apply to successive reclassifications, reorganizations, mergers or consolidations, sales or other transfers.

(e) Adjustments for Issuance of Additional Shares of Common Stock. In the event the Company shall, at any time prior to the closing of a Qualified IPO, issue or sell any additional shares of Common Stock ("**Additional Shares of Common Stock**") or issue any securities convertible into or exchangeable for, directly or indirectly, Common Stock ("**Convertible Securities**"), or any rights or warrants or options to purchase any such Common Stock or Convertible Securities (collectively, the "**Common Stock Equivalents**") at a price per share less than Conversion Price or without consideration (subject to appropriate adjustment in the event of any dividend, stock split, combination or other similar recapitalization affecting such shares, other than as part of an "Exempt Issuance," as listed under Section 7(e)), then and in such event, the Conversion Price then in effect shall be reduced, concurrently with such issuance, to the consideration per share received by the Company for such issuance, provided that if such issuance was without consideration, then the Company shall be deemed to have received an aggregate of $0.01 of consideration.

(f) Restriction on Conversion Rate and Conversion Price Adjustment. Notwithstanding anything to the contrary set forth in Section 7(e), no adjustment shall be made to the Conversion Price and/or the Conversion Rate with regard to (1) any issuance of Common Stock or any other securities exercisable into shares of Common Stock (so long as all such issuances in the aggregate do not exceed 2% of the Common Stock issued and outstanding immediately prior to such issuance or grants) pursuant to the Company's equity incentive plans which shall have been approved by a majority of the Company's independent directors; and (2) issuance of securities upon the exercise or exchange of or conversion of any securities issued under the Securities Purchase Agreement and/or other securities exercisable or exchangeable for or convertible into shares of Common Stock issued and outstanding on the date hereof, provided that such securities have not been amended since the date hereof to increase the number of such securities or to decrease the exercise, exchange or conversion price of such securities; (3) securities issued pursuant to bona fide strategic acquisitions or other business combinations by the Company which have been approved by the Board of Directors of the Company, provided any such issuance shall not include a transaction in which the Company is issuing securities primarily for the purpose of raising capital; and (4) securities issued to vendors, customers, suppliers, consultants, or financial advisors if such issuance is approved by the Board of Directors of the Company, provided such securities are issued for other than primarily capital raising purposes and is limited to an aggregate of 300,000 shares of Common Stock, provided further that the each issuance in (3) and (4) above shall be subject to the prior written approval of the holders of at least 50% of the outstanding Series A Preferred Stock (the "**Exempt Issuance**").

(g) Adjustment to Conversion Price. Whenever the Conversion Price is adjusted pursuant to any provision of this Section 7, the Company shall promptly mail to the Holder a notice setting forth the Conversion Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment. If the Company enters into a Variable Rate Transaction, despite the prohibition thereon in the Investors' Right Agreement, the Company shall be deemed to have issued Common Stock or Common Stock Equivalents at the lowest possible conversion or exercise price at which such securities may be converted or exercised (the "**Variable Rate Price**") and the Conversion Price shall be reduced to the Variable Rate Price.

8. **Voting Rights**. The holders of shares of Series A Preferred Stock shall be entitled to the following voting rights:

(a) Subject to Section 12 below, holders of the Series A Preferred Stock shall vote on an "as converted" basis, together with the Common Stock, as a single class, in connection with any proposal submitted to the Company's stockholders, except as required by the Nevada Revised Statute.

(b) Whenever holders of Series A Preferred Stock are required or permitted to take any action by vote, such action may be taken without a meeting on written consent, setting forth the action so taken and signed by the holders of the outstanding capital stock of the Company having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Each share of Series A Preferred Stock shall entitle the holder thereof to the number of votes equal to the number of shares of Common Stock issuable upon Conversion of one share of Series A Preferred Stock based on the then applicable Conversion Rate.

9. **No Impairment**. The Company will not, by amendment of its Certificate of Incorporation, this Certificate of Designation, its by-laws or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Certificate of Designations and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of Series A Preferred Stock against impairment.

10. **Notices of Record Date**. In the event of any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or any other right, the Company shall mail to each holder of Series A Preferred Stock, at least ten (10) days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right.

11. **Notices**. Any notice required by the provisions of this Certificate of Designation to be given to the holders of shares of Series A Preferred Stock shall be deemed given if sent by U.S. nationally recognized overnight courier service, and addressed to each holder of record at his address appearing on the books of the Company.

12. **Protective Provisions**. So long as any shares of Series A Preferred Stock are outstanding, the Company shall not, and the Company and the major shareholder of the

Company, Mr. Tsoi Chak Shing, shall take all actions within their power to ensure that, no Subsidiary shall take any of the actions set forth below (the "**Special Voting Transactions**") without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least a 66 2/3% majority of the then outstanding shares of Series A Preferred Stock, voting as a separate class, it being understood that in the event of any conflict in the Special Voting Transactions set forth in this Certificate and that certain agreement between the Company and its shareholders entered into as of the effectiveness of this Certificate (the "**Investors' Rights Agreement**"), the Investors Rights Agreement shall prevail:

(a) Amendment of any certificate of incorporation, certificate of designation or by-laws or other constitutional documents of any Company Entity that adversely affect the Series A Preferred Stock;

(b) Issuance of any securities and reclassification of any outstanding securities, other than (i) the issuance and sale of shares of Common Stock in a Qualified IPO, or (ii) the issuance and sale of securities to the executives and employees of the Company pursuant to an option or stock plan approved by the Board of Directors, provided that shares reserved to be issued under such plan do not exceed 10% of the issued and outstanding shares of the Company immediately following the Closing;

(c) Any merger or consolidation of any Company Entity with one or more other corporations in which the shareholders of such Company Entity immediately after such merger or consolidation hold stock representing less than a majority of the voting power of the outstanding stock of the surviving corporation;

(d) The liquidation or dissolution of any Company Entity and any termination or material modification of any Company Entity's Subsidiaries;

(e) Acquisitions, divestments or disposals where the aggregate consideration, in one transaction or a series of related transactions, exceeds $5,000,000;

(f) Any material change to the nature of business and strategic direction of any Company Entity;

(g) Designating any Company Entity other than the Company to be the listing entity for the Qualified IPO;

(h) Incurrence of any capital expenditures for any project which exceeds $5,000,000;

(i) Incurrence of any new indebtedness which exceeds $3,800,000;

(j) Entering any new related-party transactions or a series of related-party transactions within any 12-month period, contracts and arrangements which exceed $1,000,000 million in consideration; and

(k) Any payments outside the ordinary course of business and any payment of dividends.

13. **No Charge for Conversion**. The issuance of certificates for shares of Common Stock upon the conversion of shares of Series A Preferred Stock shall be made without charge to

the converting holders for such certificates and without any tax in respect of the issuance of such certificates.

14. **Reservation of Shares**. On and after the initial issuance of the Series A Preferred Stock, the Company shall at all times reserve and keep available out of any stock held as treasury stock or out of its authorized but unissued Common Stock, or both, solely for the purpose of effecting the conversion of the shares of Series A Preferred Stock, no less than 130% of the aggregate number of shares of Common Stock then issuable upon the conversion of all outstanding shares of Series A Preferred Stock. The Company shall immediately, in accordance with the laws of the State of Nevada, increase the authorized amount of its Common Stock if, at any time, the authorized amount of its Common Stock remaining unissued shall not be sufficient to permit the conversion of all shares of Series A Preferred Stock.

15. **Return of Status as Authorized Shares**. Upon a Conversion or any other redemption or extinguishment of the Series A Preferred Stock, the shares converted, redeemed or extinguished will be cancelled (and may not be reissued as shares of Series A Preferred Stock) and automatically returned to the status of authorized and unissued shares of preferred stock, available for future designation and issuance pursuant to the terms of the Certificate of Incorporation.

16. **Board Representation**. the Board of Directors of the Company shall comprise of not less than five (5) and not more than seven (7) directors, of which a majority shall be non-executive or independent directors and at least one (1) (the "**Investor Director**") shall be exclusively appointed and removed by the Lead Investor prior to the earlier occurrence of the Qualified IPO or the full redemption of the Series A Preferred Stock. The Company shall be responsible for all the out-of-pocket travel and accommodation expenses of the Investor Director for attendance of the board meetings.

17. **Director Indemnification**. To the fullest extent permitted by law, the Investor shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the laws of the State of Nevada are amended after the date hereof to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of the Investor Director shall be eliminated or limited to the fullest extent permitted by such laws.

18. **Amendment**. This Certificate of Designations constitutes an agreement between the Company and the holders of the Series A Preferred Stock. For as long as any shares of Series A Preferred Stock are outstanding, the terms hereof may be amended, modified, repealed or waived only by the affirmative vote or written consent of holders of 66 2/3% of the then outstanding shares of Series A Preferred Stock, voting together as a class and series, other than any provision hereof which shall require the affirmative vote or written consent of a higher percentage of the then outstanding shares of Series A Preferred Stock.

EXHIBIT I

CONVERSION NOTICE

Reference is made to the Certificate of Designations of the Series A Redeemable Convertible Preferred Stock of Jinhao Motor Company (the "**Certificate of Designations**") included in the Articles of Amendment to the Articles of Incorporation of Jinhao Motor Company filed with the Secretary of State of the State of Nevada on [_______________], 2010. In accordance with and pursuant to the Certificate of Designations, the undersigned hereby elects to convert the number of shares of Series A Redeemable Convertible Preferred Stock, par value US$0.001 per share (the "**Preferred Shares**"), of Jinhao Motor Company, a Nevada corporation (the "**Company**"), indicated below into shares of Common Stock, par value US$0.001 per share (the "**Common Stock**"), of the Company, by tendering the stock certificate(s) representing the share(s) of the Preferred Stock specified below as of the date specified below.

Date of Conversion: ________________

Number of Preferred Shares to be converted: ________________

Stock certificate no(s). of Preferred Shares to be converted: ________________

The Common Stock have been sold pursuant to the Registration Statement: YES___ NO___

Please confirm the following information:

Number of shares of Common Stock to be issued: ________________

Number of shares of Common Stock beneficially owned or deemed beneficially owned by the Holder on the Date of Conversion: ______________________

Please issue the Common Stock into which the Preferred Shares are being converted and, if applicable, any check drawn on an account of the Company in the following name and to the following address:

Issue to: ______________
Facsimile Number: ______________
Authorization: ______________
By: ______________
Title: ______________

Dated: ________________